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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        WORKGROUP TECHNOLOGY CORPORATION
                       ----------------------------------
                       (Name of Subject Company (Issuer))

                                  SOFTECH, INC.
                                       AND
                           SOFTECH ACQUISITION CORP.,
                   A WHOLLY OWNED SUBSIDIARY OF SOFTECH, INC.
                   ------------------------------------------
                       (Name of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                   980903 20 7
                                  -------------
                                 (Cusip Number)

                               JOSEPH P. MULLANEY
                      PRESIDENT AND CHIEF OPERATING OFFICER
                                  SOFTECH, INC.
                                2 HIGHWOOD DRIVE
                               TEWKSBURY, MA 08176
                                 (781) 890-8373
                   -------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

--------------------------------------------------------------------------------

                            CALCULATION OF FILING FEE
                 ----------------------------------------------

Transaction Valuation:  N/A          Amount of Filing Fee:  N/A

[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and its date of filing.

    Amount previously paid:   Not applicable.     Filing Party:  Not applicable.
    Form or registration No.:  Not applicable.    Date Filed:  Not applicable.

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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                                                                     Page 2 of 3

FOR IMMEDIATE RELEASE

             SOFTECH, INC. ANNOUNCES AGREEMENT TO ACQUIRE WORKGROUP
                             TECHNOLOGY CORPORATION

     November 13, 2002 - Today Workgroup Technology Corporation ("WTC") and SofTech, Inc. announced the signing of a definitive merger agreement for SofTech to acquire WTC for $3.7 million in cash, or $2.00 per share. The agreement provides that a newly formed subsidiary of SofTech will commence an all-cash tender offer within the next five business days. The offer will be conditioned upon, among other things, WTC's stockholders tendering and not withdrawing at least two-thirds of the outstanding shares of WTC, although SofTech can waive this condition so long as the holders of at least a majority of the outstanding shares of WTC have tendered and not withdrawn. Following the closing of the tender offer, the transaction will be completed by an all-cash merger on the same terms as those in the offer. Both the tender offer and the merger will be subject to certain closing conditions. Certain WTC stockholders have agreed to tender their shares into the tender offer. Such stockholders, together with SofTech, own approximately 56% of the outstanding shares of WTC. The Board of Directors of WTC has unanimously voted to approve the merger agreement, authorize these transactions and recommend the tender offer to the WTC stockholders.

     "For many years, SofTech was a reseller of the WTC technology" said Joe Mullaney, President and COO of SofTech, Inc. "In recent years our Cadra technology was interfaced with the WTC product and is being utilized as an integrated solution by a few of our common customers. It is my very strong belief that there are significant efficiencies that can be realized through the combination of our two businesses and the further integration of our product lines."

PRODUCT LINE SYNERGIES:

     - SofTech's Cadra product line has a substantial installed base of customers in North America, Western Europe and Japan. Most of these customers have a need to manage engineering data produced by several proprietary 2D and 3D design tools. WTC's technology will be offered as an integrated solution to the Cadra customers through direct and indirect distribution to solve these customers needs;

     - WTC has extensive experience in interfacing to proprietary design tools. This experience will be extremely beneficial to the continued development of SofTech's DesignGateway technology, an interoperability solution that bridges many of the most popular 2D and 3D proprietary design tools includingPro/E, Solidworks, Inventor, AutoCad, Cadra and Mechanical Desktop;

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                                                                     Page 3 of 3

COST SYNERGIES:

     - Facility consolidation and reduction of redundant functions (Management, G&A, Facility, Communications) will save the combined company between $3 and $4 million per year;

     Mr. Mullaney added: "In addition to the benefits the combination provides our customers and our development efforts, there can be tremendous benefits to the new SofTech. Over the next 12 months following the completion of the transaction we expect to increase substantially our annual revenue and annual cash flow."

     This press release contains forward-looking statements which are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements about SofTech's future business operations, financial performance and market conditions. Such forward-looking statements involve risks and uncertainties inherent in business forecasts. These include, among other risks and uncertainties, general business and economic conditions, generating sufficient cash flow from operations to fund working capital needs, integrating WTC's existing products, employees and customers with SofTech's, achieving realizable synergies from such integration, the potential obsolescence of SofTech's and WTC's CAD and CAM technologies, maintaining existing relationships with SofTech's lenders, remaining in compliance with debt covenants, successful introduction and market acceptance of planned new products and the ability of SofTech to attract and retain qualified personnel both in its existing markets and in new territories.

     The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of WTC. At the time the tender offer is commenced, SofTech and its subsidiary will file a Tender Offer Statement and WTC will file a Solicitation/Recommendation Statement with respect to the offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal and certain other documents, as well as the Solicitation/Recommendation Statement, will be made available to all shareholders of WTC, at no expense to them. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will also be available at no charge at the Securities and Exchange Commission's website at www.sec.gov.